March 12, 2008

Re:         BBVA Banco Francés S.A.
Form 20-F for the fiscal year ended December 31, 2006
Filed May 16, 2007
File No. 001-12568

Mr. Edwin Adames
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Dear Mr. Adames:

Thank you for your letter dated February 27, 2008, setting forth comments from staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) on the annual report on Form 20-F for the year ended December 31, 2006 (the “2006 Form 20-F”) of BBVA Banco Francés S.A. (“Banco Francés”, also referred to in this letter as the “company”, the “Bank” and “we”), which was filed with the Commission on May 16, 2007.

We appreciate your understanding in allowing us the time necessary to prepare our responses, which we set forth in Annex A hereto. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in boldface text.

In providing these responses, and in response to the Staff’s request, we hereby acknowledge that:

▪	BBVA Banco Francés S.A. is responsible for the adequacy and accuracy of the disclosure in its filings;

▪	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

▪	BBVA Banco Francés S.A. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your attention in these matters, and we are available to discuss any of our responses with you at your convenience. In that regard, please do not hesitate to contact Martín Ezequiel Zarich in Buenos Aires at 011-54-4341-5083 or fax: 011-54-4341-5085; or our counsel, Michael J. Willisch of Davis Polk & Wardwell, at 011-34-91-702-2741 or fax: 011-44-207-710-4884.

Very truly yours,

/s/ Martín Ezequiel Zarich
BBVA Banco Francés S.A.

A-1

Annex A.1 (cont.)

Note 17.1. Income Taxes, page F-51

1.
We refer to the proposed disclosure to be included in future filings described in your response to Comment 1 regarding the reclassification of the Initial adjustments to net deferred tax assets to the Other, net line item. Please revise the proposed disclosure to include the following:

•
A comparison of how the Initial adjustment to net deferred tax assets are accounted for under the Argentine GAAP banking rules and how they differ with respect to the accounting and disclosures requirements of paragraphs 27 and 45.g. of SFAS 109.

•
A statement, similar to your response to the second bullet point of Comment 1, that (1) under US GAAP the Company fully provisioned in 2004 and 2005 the net operating losses that are part of the net deferred tax asset; and (2) the effect of this  provisioning of the reconciliation of Argentine BCRA banking GAAP to US GAAP for fiscal years 2004 to 2006.

For the purpose of clarifying the disclosures in our Annual Report on Form 20-F for the fiscal year ended on December 31, 2007 (the “2007 Form 20-F”) and  in other future financial statement filings made with the SEC that contain U.S. GAAP reconciliations (the 2007 Form 20-F, together with such other filings, collectively, the “Future Filings”), we propose to the Staff consideration of the following changes (we have underlined the wording that we have added and struck through irrelevant information) to the table included on page F-51 in order to clarify this line item, as follows:

Annex A.1 (cont.)

Description	2006 (1)
Income before income tax in accordance with US GAAP	1,468,544
Statutory income tax rate	35.00%
Income tax provision computed at statutory rate	513,990
Tax exempt income	(14,257)
Non-deductible items	—
Other, net Initial adjustments to net deferred tax assets	(11,391) (104,431)
Income tax computed in accordance with U.S. GAAP	~~487,822~~ 383,391
~~Initial adjustments to net deferred tax assets~~	~~(104,431)~~
Income tax computed in accordance with BCRA’s rules (2)	23,000
Adjustments to reconcile income tax (benefit) to U.S. GAAP	360,391
(Recover) of allowances on deferred tax assets	(325,939)

(1) In thousands of Ps.
(2) BCRA: Banco Central de la República Argentina, the Argentine financial system regulator.

We will also incorporate the following additional information at the botton of the table included on page F-51, between second paragraph (non deductible items) and third paragraph (other):

“Initial adjustments to net deferred tax assets” are originated in changes that occurred in the tax legislation for the fiscal year ended December 31, 2006.

As explained in Note 5.1, under Argentine BCRA banking GAAP the capitalization of the net operating losses is not allowed. Consecuently, these adjustments have not impact under such rules.

Under US GAAP, the net operating losses that are part of the net deferred tax assets are entirely provisioned in the years 2004 and 2005. As the initial adjustment affects net operating losses that are entirely provisioned, its impact in equity as well as in the income/loss is neutral.

Under US GAAP the Bank has considered that in terms of paragraph 27 and 45.g. of SFAS 109, “Accounting for Income Taxes”, these adjustments correspond to changes in the tax legislation occurred in the fiscal year where the Initial adjustment to net deferred tax assets is disclosed. These adjustments affect the initial balances of net operating losses considered in determining income tax under local accounting standards, and therefore are disclosed under Initial adjustments to net deferred tax assets.

•	A statement in the paragraph that describes the composition of the Other, net line item that the Initial adjustment to net deferred tax assets for 2006 is 90% of the Other, net line item as revised.

For the purpose of clarifing the disclosures in our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, we will segregate the line “Initial adjusments to net deferred tax assets” in the proposed changes to the table included on page F-51 (see our response to the previous bullet point).

2.
We refer to your response to the second bullet point on Comment 2 regarding the differences between Income tax computed in accordance with BCRA rules as used in the income tax reconciliation in Note 17.1 and the Income tax and tax on minimun presume income (loss) line item in the Consolidated Statement of Operations on page F-9. In future filings please include in Note 17.1. the following:

•
A discussion of the Company´s authoritative basis for using Income tax computed in accordance with BCRA rules in the reconciliation of Argentine GAAP income tax to US GAAP income tax instead of the Income tax and tax on minimun presume income (loss) in the Consolitaded Statement of Operations on page 9, prepared under Argentine GAAP.

•	A summary of the basic differences between Income tax computed in accordance with BCRA rules and Income tax and tax on minimun presume income (loss).

•
A description of the specific line items in the Argentine GAAP Consolidated Statement of Operation on page F-9 where the income tax expense or income computed in accordance with BCRA rules is included considering the following:

o
These BCRA income tax amounts are the Argentine GAAP income tax totals for years 2004 and 2006 that the Company used in the reconciliation of Argentine GAAP income tax to US GAAP income tax on page F-51; and

o
These BCRA income tax amounts are not the same as the Income tax and tax on minimun presume income (loss) line item in the Argentine GAAP Consolidated Statement of Operation on page F-9. Refer to (1) the 2006 BCRA income tax expense of 23,000 millon pesos used in the reconciliation on page F-51 included in Other Expenses of the Argentine GAAP Statement of Operarions on page F-9 as stated in the breadown is in Note 6.m, Other Expense, Others, page F-30; and to (2) the 2005 BCRA income tax expense reversal of 242,000 millon pesos include in the reconciliation on page F-51 included in Other Income in the Argentine GAAP Statement of Operations on page F-9 as described in the breakdown in Note 6.1, Breakdown of Main Items and Accounts, Other Income, on page F-30.

We acknowledge your comment and in future filings we will incorporate the following additional information at the bottom of the table included in page F-51, after the paragraph “other, net”:

As mentioned in Note 5.2 to the Consolidated Financial Statements, tax on minimum presumed income (TOMPI) is a complementary tax to the income tax. The Bank’s tax obligation for each year will coincide with the highest of  two taxes, the BCRA income tax and TOMPI . However, if TOMPI exceeds the income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years. Since TOMPI is calculated on different basis than income tax (under tax legislation is based on  taxable assets and it is not based in income for fiscal years and has no relation with income), it is not included in the line “Income tax computed in accordance with BCRA rules”.

“Income tax computed in accordance with BCRA rules” corresponds to the Argentine GAAP income tax determined as per the deferred tax method.  Under BCRA rules, income/(losses) related to deferred tax method must be classified in the “Other Income / Expenses” line items.  Therefore, the deferred income tax amounting to 23,000  for 2006 was classified in the “Other Expenses” line item of the Consolidated Statement of Operations. For the year 2005 it amounted to 242,000 and was classified in the “Other Income” line item of the Consolidated Statement of Operations (see Note 6 with the breakdown of Other Income and Other Expense accounts in accordance with BCRA rules).

Annex A.1 (cont.)

These “BCRA income tax amounts” are not the same as the “income tax and tax on minimum presumed income (loss)” – TOMPI – line item in the Argentine GAAP Consolidated Statement of Operations on Page F-9.   Under BCRA rules, this account should include the current income tax and TOMPI, while income (losses) related to deferred tax method must be classified in the “Other Income / Expenses” line item.  In the years 2007, 2006 and 2005 “income tax and TOMPI” account includes only TOMPI for XX, 71,680 and 18,712, respectively.

The amounts related to the Income Tax computed in accordance with BCRA rules and Tax on minimun presumed income (TOMPI) are disclosed below:

	2007 (1)	2006 (1)	2005 (1)
Tax on minimun presumed income (Income tax and TOMPI line item – F-9)	XX	71,680	18,712

Income tax computed in accordance with BCRA rules (Other Income/Expenses line item)	XX	23,000	(242,000)

Total – Income tax plus Tax on minimun presumed income	XX	94,680	(223,288)

(1)	In thousands of Ps.

3.
We refer to your response to the fifth bullet point of Comment 4 in which you state, although the note refers to both federal government securities and loans, the 2001 swap included only holders of securities and did not include loans. Please revise this note in future filings to revise the reference to loans in the swap or state there were no troubled debt restructuring under SFAS 15 regarding the swap in 2001 since they only included only securities.

We acknoledge your comment and in future filings we will modify the first paragraph of note 17.4.3. as follows:

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities ~~and/or loans to the federal government sector~~ outstanding as of November 6, 2001, for a face value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

4.	We refer to your response to bullet point six of Comment 4. In future filings please include in this note the following information, similar to that provide in your supplemental response:

•
An explanation of the reason why the market value of the securities under Argentine BCRA accounting rules for these transaction is significantly higher than under US GAAP taking into consideration the other than temporary impairment charges recognized for these securities under SFAS 115 prior to the swap transactions in 2001.

•
A quantitative presentation, similar to the table provided in your response, that shows how the Federal Government Secured Loans reconciliation adjustment to Stockholders´equity as stated in the Argentine to US GAAP reconciliation in Note 17.24 was determined considering the difference between the fair value of the securities swap under Argentine and US GAAP for each fiscal year.

Annex A.1 (cont.)

•
A description and quantitative disclosure of the effects that sales made each year of the guaranteed loan porfolio acquired in 2001 have had as part of the Federal Government Secured Loans reconcilition adjustment to Net income/(loss) as stated in Note 17.24 in the Argentine to US GAAP reconciliation, considering as stated in your response, these sales under US GAAP are important since they release a portion of the valuation adjustment previously made in 2001.

The market value of the securities is the same for BCRA rules and US GAAP. The difference is due to the accounting value under BCRA´s standards as compared to the market value at the date of the swap. BCRA rules determined that these securities were recorded at their amortized cost which was significantly higher than the market value.

We acknowledge your comment and in future filings we will modify the note 17.4.3 as follows:

During the fiscal year ended December 31, 2001, and pursuant to Decrees No. 1387/01 and 1646/01, the Bank and its subsidiaries swapped a portion of their holdings in federal government securities ~~and/or loans to the federal government sector~~ outstanding as of November 6, 2001, for a face value of US$3,291,795 thousands, for Guaranteed Loans amounting to US$3,360,403 thousands.

As provided for in BCRA’s Communications “A” 3366 and “A” 3385, the initial value of the certificates matched that of the prior book value as of the date of the swap. BCRA rules determined that these securities had to be recorded at their amortized cost which was significantly higher than  the  market value. No impairment was recorded as these assets are not subject to impairment under Argentine banking GAAP.

As of December 31, 2001, the above mentioned debt swap was subject to the provisions of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. According to SFAS No. 115 a non temporary impairment affects the swapped obligations and therefore requires that, in the event of such obligations having been classified as “held to maturity”, a loss be recorded for the difference between the book value of the obligation so swapped and its quotation at the date of the swap, as such quotation is understood to be the best measure for recognizing the above-mentioned impairment. In this case, the listed value of the securities was much lower than the accounting value under BCRA’s standards. Once this impairment was recognized under US GAAP in fiscal year 2001, the new book value of the obligations to be swapped will constitute the initial value of the new loans received. As from such date, the Bank recorded these loans considering the mentioned value plus the related CER adjustment ~~accrued~~ and the interest accretion.

According to SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases”, the Bank recognizes income for each fiscal year using the accretion interest method.

For subsequent periods, management evaluates the collection of these loans on a regular basis, and considers that  such loans are not impaired in accordance with SFAS 114.  In addition, the carrying amount under US GAAP is significantly lower than the principal of such loans and  the discounted cash flows expected to be received from these loans. Therefore, the Bank has not recorded an allowance for such loans.

In the fiscal years for 2007, 2006 and 2005 the Bank’s equity was adjusted according to the difference between the valuation of the holdings of these assets at the close of each year under both US and Argentine Banking GAAP, as detailed below:

	2007 (1)	2006 (1)	2005 (1)
Guaranteed loan portfolio under BCRA	XX	2,617,265	3,574,617

Guaranteed loan portfolio under US GAAP	XX	2,058,051	2,665,617

Difference – Reconciliation adjustment	XX	559,214	909,500

(1)	In thousands of Ps.

Annex A.1 (cont.)

b
As of December 31, 2007, 2006 and 2005 the values calculated as mentioned in the above paragraph were converted into pesos. ~~The income for fiscal the year ended December 31, 2004 reflects mainly the interest accretion, allowances recovery recorded under BCRA’s rules (loss), and the effect of the incorporation of new secured loans (loss)~~. The income for the fiscal years ended December 31, 2007 and 2006 reflects mainly the revenues produced for the sale of an important part of the stock of these assets effected during the years then ended at market values significantly higher to those recorded in accordance with U.S. GAAP, and by the interest accretion of the loans in stock.

Detailed below are the porfolio sales effected in the period 2007-2005 calculated and their respective gain under US GAAP:

	Porfolio Sales price	US GAAP value	Gain on portfolio sales	Total Income adjustment
2005	2,550,984	1,734,669	816,315	912,300
2006	1,199,288	904,768	294,520	350,286
2007	XX	XX	XX	XX

These sales had no guarantee or recourse against the Bank, nor there is any commitment from the Bank regarding their collectibility or repurchase, as a consequence they are made on a non-recourse basis as considered by SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”

The effects of the adjustments required to state such amounts in accordance with U.S. GAAP would decrease assets by XX, 559,214, and 909,500 at December 31, 2007, 2006 and 2005, respectively. On the other hand, the income for the fiscal years ended December 31, 2007, 2006, and 2005 would have increased by  XX, 350,286, and 912,300, respectively.

5.
We refer to your response to the third bullet point of Comment 5 in which you state that under US GAAP the Company has recorded no allowance for bad debts on secured loans that were adquired as part of the 2001 swaps. Please tell us and in future filings discuss:

•	The authoritative US GAAP guidance you have relied on that suports your loan loss methodology with respect to these guaranteed loans swaps; and

•	How you record impairments on these secured loans Argentine and US GAAP and how these differences are recorded in the reconciliaton between Argentine and US GAAP in Note 17.24.

As we have clarified in our response to comment 4, under US GAAP the Bank recognized an initial impairment at the date of the swap in 2001.  Subsequently, the Bank didn’t record any additional impairment because under US GAAP these guaranteed loans were valued at cost (listed value of the securities given in exchange at the date of the swap) plus accrued CER adjustment and the interest accretion. Therefore, the carrying value of these loans under US GAAP is significantly lower than the principal (face value of the loans).

For subsequent accounting, management evaluates the collection of these loans on a regular basis, and considers that such loans are not impaired in accordance with SFAS 114.   Since 2002 the Bank collected all the scheduled payments of principal and interest when due according to the contractual terms of the guaranteed loans agreements, and it does not expect adverse situations that may affect such collection in the future.

Consequently, the Bank has not recorded any allowances for these loans in the periods presented.

Annex A.1 (cont.)

As we mentioned in our response to second bullet point of Comment 5 to your first comment letter, under BCRA banking GAAP the secured loans are valued at the smallest of the following values: 1) present value discounted at rates set forth by the BCRA; 2) accounting value of the loans at February 2003 plus interest accrued and less collections received as from the said date. No impairment was recorded as these assets are not subject to impairment under Argentine banking GAAP.

We acknowledge your comment and in future filings we will modify the note 17.4.3 as mentioned in our response to your comment number 4.

6.
We refer to your response to bullet point six of Comment 5. In future filings, please state in the footnotes that the sales made of an important part of your secured loans in 2005 and 2006 was made on a non-recourse basis under SFAS 140.

We acknowledge your comment and in future filings we will modify note 17.4.3 as mentioned in our response to your comment number 4.